UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIQUID HOLDINGS GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53633A 101

1	NAMES OF REPORTING PERSONS

Samuel H. Gaer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER

1,004,879
	6	SHARED VOTING POWER

0
	7	SOLE DISPOSITIVE POWER

1,004,879
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,004,879
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%1
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1 On December 31, 2013, the Reporting Person held more than 5 percent of the class. The Reporting Person sold 235,034 shares of Common Stock, par value $0.0001 per share, of the Issuer in January, 2014.

Item 1(a). Name of issuer:

Liquid Holdings Group, Inc.

Item 1(b). Address of issuer's principal executive offices:

800 Third Avenue
39th Floor
New York, NY 10022

Item 2(a). Name of person filing:

Samuel H. Gaer

Item 2(b). Address or principal business office or, if none, residence:

1370 Broadway
Suite 541
New York, NY 10010

Item 2(c). Citizenship:

The Reporting Person is a citizen of the United States of America

Item 2(d). Title of class of securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP No.:

53633A  101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:1,004,879.

(b) Percent of class: 4.1%.2

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,004,879.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 1,004,879.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒3

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable.

2 On December 31, 2013, the Reporting Person held more than 5 percent of the class. The Reporting Person sold 235,034 shares of Common Stock, par value $0.0001 per share, of the Issuer in January, 2014.

3 On December 31, 2013, the Reporting Person held more than 5 percent of the class. The Reporting Person sold 235,034 shares of Common Stock, par value $0.0001 per share, of the Issuer in January, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2014	SAMUEL H. GAER

/s/ Samuel H. Gaer